Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended March 31,
	2008	2007
Income (loss) before income taxes	$4,175	$(457)
Adjustments:
Add fixed charges:
Interest expense	1,640	1,102
Rental expense attributable to interest	43	43

Total fixed charges	1,683	1,145

Adjusted earnings	$5,858	$688

Ratio of earnings to fixed charges (a)	3.5	0.6

(a)	For the three months ended March 31, 2007, earnings as defined were inadequate to cover fixed charges as defined by $0.5 million.